GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

February 26, 2009

Via Facsimile

Duc Dang

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

File No.: 333-143602

Dear Mr. Dang:

We are in the process of preparing responses to all comments contained in the Commission’s February 19, 2008 Comment Letter with respect to the above.  However, we would like to take this opportunity solely for purposes of discussing one issue as relates to Comment No. 1 which in essence has the Commission taking the position that not only are the Issuer’s officers and directors to be considered underwriters, but that all other shareholders should similarly be considered underwriters.

We understand your position that the offering is being made so as to create a market for the Issuer’s shares.

In essence you have again indicated the Commission’s position that (a) all selling shareholders are underwriters; and (b) shares should be sold at a fixed price for the duration of the offering.  We believe that the only affiliates of the Issuer are its three officers and directors and have identified such persons as underwriters and have further indicated none of such affiliates may utilize Rule 144.  As to the balance of thirty seven shareholders (excluding officers and directors) none of such persons owns in excess of 3% of all outstanding shares and thirty six of such persons each own 0.1% of all outstanding shares.

Accordingly, none of such thirty seven shareholders have any control whatsoever over the Company and are not affiliates as defined by Rule 501(b) of the Securities Act Rules.   Further, none of the sellers are in the business of underwriting securities nor are such sellers acting as a conduit for the Company.

Once this issue has been discussed with Ms. Garnett, we would appreciate a telephone call so that a final determination may be made as relates to this issue.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Karen J. Garnett, Assistant Director